MEMORANDUM OF LEASE

THIS LEASE made as of the 1st day of February, 2002,

BETWEEN:

N.G. CAMPBELL HOLDINGS LTD., a body corporate
having its registered office situated in the City
of Edmonton, in the Province of Alberta,

(hereinafter called "the Lessor"),

OF THE FIRST PART,

- and -

RESIN SYSTEMS INC.,
a body corporate having its registered office
situated in the City of Edmonton,
in the Province of Alberta,

(hereinafter called "the Lessee"),

OF THE SECOND PART.

IN CONSIDERATION OF the mutual covenants and agreements hereinafter contained, the Lessor and the Lessee hereby mutually covenant and agree as follows:

ARTICLE 1

GRANT OF LEASE

Section 1.01   Demised Premises

(1)   The Lessor, being registered as owner of an estate in fee simple, subject to registered encumbrances, liens and interests, if any, in all that land described in Schedule "A" annexed hereto and made a part hereof does hereby lease to the Lessee the lands and premises described in Schedule "A" hereof (hereinafter referred to as the "demised premises"), to be held by it the said Lessee as tenant for the term of five (5) years commencing on the 1st day of February, 2002 and from thenceforth next ensuing and fully to be completed and ended on the 31st day of January, 2007, subject to prior termination in the events hereinafter set forth, at the yearly rental and other rent hereinafter set forth, and subject to the covenants and powers implied and the special covenants, terms and conditions hereinafter set forth.

ARTICLE 2

INTERPRETATION

Section 2.01

(1)   The captions and headings in this Lease are for convenience of reference only, and shall not affect the interpretation of any provision or its scope or intent.

(2)   In this Lease the expression "Rentable Area" means the aggregate area expressed in square feet, of all floors of the building forming part of the demised premises, measured from the centre line of all walls separating the building from adjacent premises and from the exterior faces of exterior walls, and from the outer surfaces of other walls that bound the building including outer building walls, walls adjoining corridors or other common facilities and other permanent partitions and from the exterior edge of any mezzanine floor that is not bounded by a wall; and Rentable Area includes all interior space, whether or not occupied by any projections, structures, stairs, elevators, escalators, shafts or other floor openings or columns, structural or non-structural; and if a storefront, window or entrance of the building is recessed from the line of the building or the line of a wall of the building, as the case may be, the last-mentioned lines are considered to be the outer surface of the outside walls of the building and the area of such recess for all purposes lies within and forms part of Rentable Area. The parties acknowledge and agree that for all purposes of this Lease, Rentable Area is TWENTY-ONE THOUSAND FIVE HUNDRED AND SEVENTY-SIX (21,576) square feet.

(3)   In this Lease the expressions "lands" and "said lands" means the lands described in Schedule "A" hereof unless the context would otherwise indicate.

(4)   In this Lease the expression "Hazardous Substance" means any substance which is hazardous to persons or property and includes, without limiting the generality of the foregoing:

(a) radioactive materials;

(b) explosives;

(c) any substance that, if added to any water, would degrade or alter or form part of a process of degradation or alteration of the quality of that water to an extent that is detrimental to its use by man or by any animal, fish or plant;

(d) any solid, liquid, gas or odour or combination of any of them that, if emitted into the air, would create or contribute to the creation of a condition of the air that:

(i)   endangers the health, safety or welfare of persons or the health of animal life;

(ii) interferes with normal enjoyment of life or property; or

(iii) causes damage to plant life or to property;

(e) toxic substances; and

(f) substances declared to be hazardous or toxic under any law or regulation now or hereafter enacted or promulgated by any governmental authority having jurisdiction over the Lessor, the Lessee or the demised premises.

(5)   In this Lease:

(a) the expression "Basic Rent" means the rent set out in Section 4.02 of this Lease;

(b) the expression "Additional Rent" means the sums of money that the Lessee has agreed to pay to the Lessor pursuant to this Lease other than Basic Rent;

(c) the expression "Rent" means Basic Rent and Additional Rent;

(d) the expression "principal term" means the period from the 1st day of February, 2002 to the 31st day of January, 2007;

(e) the expression "renewal term" means the period, if any, by which the term hereof may be extended by renewal of this Lease under the provisions of Section 3.01 hereof;

(f) the expression "term" shall include both the principal term and the renewal term except where the context of the word would otherwise indicate;

(g) the expression "lease year" means any one of the consecutive periods of twelve months comprising the term of this Lease, the first lease year being the period of twelve months commencing on the date of commencement of the term and ending on the day preceding the first anniversary of such date of commencement and each succeeding lease year being a period of twelve months commencing on the day following the expiration of the lease year preceding it.

(6)   In this Lease the expression "roof" means the roof deck of the building forming part of the demised premises and the roofing material attached or applied to the roof deck including without limitation the roof insulation and roof membrane.

(7)   In this Lease the expression "Lessor's architect" means an architect or professional engineer duly qualified and licensed to practice and practicing in the Province of Alberta from time to time named by the Lessor to make determinations under this Lease.

(8)   Whenever necessary or appropriate in this Lease, the plural shall be interpreted as singular, and vice-versa. Words, phrases or expressions that are defined herein in the singular have a corresponding meaning when used herein in the plural and vice-versa. Whenever the neuter, masculine or feminine gender is used in this Lease, the same shall be construed as meaning the neuter, masculine, feminine, body politic or body corporate where the fact or context so requires.

ARTICLE 3

RIGHT TO RENEW

Section 3.01

(1)   Subject as hereinafter provided, the Lessee shall have the right at its option to extend this Lease for one (1) renewal term of five (5) years commencing on the 1st day of February, 2007 and expiring on the 31st day of January, 2012. The renewal option shall be exercised by notice in writing given to the Lessor not less than one hundred eighty (180) days nor more than two hundred seventy (270) days prior to the 31st day of January, 2007; provided that such notice shall be validly given only if at the time it is given the Lessee shall have cured or shall be proceeding with due diligence to cure any breach of any of its obligations under this Lease of which breach or breaches the Lessor shall have given notice to the Lessee.

(2)   The extension of the term upon the exercise of such renewal option shall be upon the terms and subject to all the provisions of this Lease, mutatis mutandis, except:

(a) there shall be no further right to renew or extend the term beyond the expiration of the said renewal term; and

(b) the terms of renewal shall be as above provided;

(c) the annual Basic Rent to be payable by the Lessee to the Lessor for the renewal term shall be the rent provided in Subsection 4.02(6) hereof, payable as provided in Subsection 4.02(7)hereof; and

(d) Section 4.06 hereof shall not apply.

ARTICLE 4

Rent

Section 4.01   Payment of Rent

(1)   The Lessee covenants and agrees to pay Rent to the Lessor in the amounts hereinafter set out and further covenants and agrees to pay the same at the times and in the manner provided in this Lease, together with interest on all Rent in arrears at the rate set forth in Subsection 20.01(4) hereof.

(2)   The Lessee shall make all payments hereunder in lawful money of Canada, without demand or deduction, to the Lessor at CIBC Private Banking, 2nd Floor, 10102 Jasper Avenue, Edmonton, Alberta, T5J 1W5, or at such other place in the Province of Alberta as the Lessor may designate by notice in writing from time to time.

(3)   At the request of the Lessor, the Lessee shall deliver to the Lessor on or before the beginning of each lease year, and within ten (10) days after delivery of the Lessor's estimate of any monthly payment constituting Additional Rent, a series of post-dated cheques for the total of the monthly payments of Basic Rent and any Additional Rent that is estimated by the Lessor, for each month during that lease year.

(4)   At the request of the Lessor, the Lessee will participate in a pre-authorized payment plan whereby the Lessor will be authorized to debit the Lessee's bank account each

month or from time to time for the Basic Rent payable on a monthly basis, and any estimated amount of Additional Rent, and the Lessee shall execute and deliver such documents as may be necessary to give effect to such pre-authorized payment plan within ten (10) days of presentation.

Section 4.02   Basic Rent

(1)   The Basic Rent shall be payable in equal consecutive monthly instalments in advance, due on the 1st day of each month, the first instalment being due on the 1st day of March, 2002.

(2)   For the first lease year of the principal term, viz. for the period commencing on 1st day of February, 2002 and ending on the 31st day of January, 2003, the Lessee shall pay to the Lessor as Basic Rent the sum of SEVENTY- TWO THOUSAND TWO HUNDRED AND SEVENTY-NINE and 60/100 DOLLARS ($72,279.60), payable in equal consecutive monthly instalments of SIX THOUSAND AND TWENTY-THREE and 30/100 DOLLARS ($6,023.30) each (being based on Rentable Area of 21,576 square feet at the annual rate of $3.35 per square foot of Rentable Area).

(3)   For the second and third lease years of the principal term, viz. for the period commencing on the 1st day of February, 2003 and ending on the 31st day of January, 2005, the Lessee shall pay to the Lessor as Basic Rent the sum of EIGHTY-THOUSAND NINE HUNDRED AND TEN DOLLARS ($80,910.00) per annum, payable in equal consecutive monthly instalments of SIX THOUSAND SEVEN HUNDRED AND FORTY-TWO and 50/100 DOLLARS ($6,742.50) each (being based on Rentable Area of 21,576 square feet at the annual rate of $3.75 per square foot of Rentable Area);

(4)   For the fourth lease year of the principal term, viz. for the period commencing on the 1st day of February, 2005 and ending on the 31st day of January, 2006, the Lessee shall pay to the Lessor as Basic Rent the sum of EIGHTY-THREE THOUSAND AND SIXTY-SEVEN and 60/100 DOLLARS ($83,067.60), payable in equal consecutive monthly instalments of SIX THOUSAND NINE HUNDRED AND TWENTY-TWO and 30/100 DOLLARS ($6,922.30) each (being based on Rentable Area of 21,576 square feet at the annual rate of $3.85 per square foot of Rentable Area);

(5)   For the fifth lease year of the principal term, viz. for the period commencing on the 1st day of February, 2006 and ending on the 31st day of January, 2007, the Lessee shall pay to the Lessor as Basic Rent the sum of EIGHTY-SIX THOUSAND THREE HUNDRED AND FOUR DOLLARS ($86,304.00), payable in equal consecutive monthly instalments of SEVEN THOUSAND ONE HUNDRED AND NINETY-TWO DOLLARS ($7,192.00) each (being based on Rentable Area of 21,576 square feet at the annual rate of $4.00 per square foot of Rentable Area);

(6)   The annual Basic Rent for the renewal term hereof shall be determined by mutual agreement of the Lessor and the Lessee. If the Lessor and the Lessee are unable to agree upon the annual Basic Rent for the renewal term at least forty-five (45) days prior to the expiration of

the principal term of this Lease, the annual Basic Rent for the renewal term shall be determined by arbitration in the manner provided in Section 4.07 of this Lease.

(7)   The Basic Rent for the renewal term shall be payable in monthly instalments of one-twelfth (1/12) the annual Basic Rent in advance on the 1st day of each month; it being agreed that until such annual Basic Rent is determined, the Lessee shall continue to pay Basic Rent at the rate prevailing in the last year of the principal term hereof and that forthwith upon the annual Basic Rent for the renewal term being determined as herein provided the Lessee shall pay as Basic Rent to the Lessor on demand and in a lump sum the amount of any arrears that may be owing by reason of a resulting increase in the amount of the annual Basic Rent.

Section 4.03   Payments deemed rent

(1)   All sums that the Lessee has agreed to pay to the Lessor under this Lease other than the Basic Rent are payable in addition to the Basic Rent, shall be Additional Rent, and shall be collectible by the Lessor as rent.

Section 4.04   Per diem payment

(1)   Where any amount required to be paid by the Lessee to the Lessor hereunder is payable for a portion of a month, such amount shall be payable on a per diem basis.

Section 4.05   Advance Payment

(1)   Upon the execution of this Lease the Lessee shall pay to the Lessor the sum of FOURTEEN THOUSAND ONE HUNDRED AND FORTY and 37/100 DOLLARS ($14,140.37), being the instalments of Basic Rent only for the second and the last months of the principal term, plus Goods and Services Tax thereon at SEVEN PER CENT (7%).

Section 4.06 Abatement of first month's Basic Rent

(1)   Notwithstanding any other provision contained in this Lease, the Basic Rent only payable by the Lessee to the Lessor under Subsection 4.02(2) of this Lease for the first month only of the principal term, namely the month of February, 2002, shall abate (such abatement being in the aggregate sum of SIX THOUSAND AND TWENTY-THREE and 30/100 DOLLARS ($6,023.30) and there shall be no further or other abatement of Rent.

Section 4.07   Arbitration

(1)   If any matter is required to be arbitrated pursuant to Subsection 4.02(6) of this Lease, the Lessor and the Lessee shall each appoint an arbitrator and the two (2) arbitrators so appointed shall forthwith appoint a third arbitrator and the decision of the majority of the arbitrators so appointed shall be final and binding upon the Lessor and the Lessee. If either party fails to appoint its arbitrator within ten (10) days after a request from the other party to do so, then the arbitrator appointed by the other party shall determine the matter and his decision shall be final and binding on the Lessor and the Lessee. If the Lessor and the Lessee appoint their arbitrators

and the arbitrators so appointed fail to appoint a third arbitrator within five (5) days from the date on which the last of them was appointed, the third arbitrator shall be appointed by application made by either party to a court of competent jurisdiction of the Province of Alberta. The effective day of the appointment of an arbitrator by a party shall be deemed to be the date that notice of such appointment is served by the party appointing its arbitrator on the other party in accordance with Section.26.01 of this Lease. The costs of the arbitration shall be borne equally by the parties. Except as otherwise provided herein, the provisions of the Arbitration Act of the Province of Alberta or any similar or substitute legislation then in force shall apply to the arbitration.

ARTICLE 5

ACCEPTANCE OF LESSOR'S TITLE AND THE DEMISED PREMISES

Section 5.01

(1) subject to: The Lessee covenants and agrees that the demised premises are let hereunder

      (a)   the existing state of the title thereof as of the date of commencement of the term of this Lease;

      (b)   all zoning and land use by-laws, regulations, restrictions and rules, building restrictions and other laws and regulations now in effect or hereafter adopted by any governmental authority having jurisdiction;

      (c)   any state of facts which an accurate survey or a physical inspection thereof might show.

(2)   The Lessee hereby accepts the building and other improvements and the appurtenances thereto presently situated on and forming part of the demised premises in their condition and state of repair at the time of commencement of the term of this Lease. The Lessee agrees that there is no promise, representation or undertaking by or binding upon the Lessor with respect to the condition or state of repair of the demised premises or the building and other improvements and the appurtenances thereto forming part of the demised premises, except only as provided in Subsection 5.01(4) hereof.

(3)   The Lessee acknowledges and agrees that the Lessor has undertaken no responsibility to construct, alter, repair, replace, remodel or decorate any improvements on the said lands or to install any equipment or fixture in the demised premises and that the Lessor shall not be obligated to maintain or keep up the building and other improvements presently situated on and forming part of the said lands or any improvements made to the said lands or any appurtenances thereto at any time during the term of this Lease, except only as provided in Subsection 6.04(1) and Article 21 hereof.

(4)   The Lessor warrants that the existing plumbing, electrical, heating and mechanical systems within the building forming part of the demised premises will be in good working order on the 1st day of February, 2002.

ARTICLE 6

INSURANCE PLACEMENT BY LESSOR; IMPROVEMENT OF DEMISED PREMISES; STRUCTURAL REPAIRS

Section 6.01   Insurance placement by Lessor

(1)   The Lessor shall insure and keep insured during the term of this Lease the building and the appurtenances thereto situated on and forming part of the demised premises in amounts not less than their full insurable value on a replacement cost and stated amount basis, or in such other amounts and on such other basis as the Lessor shall from time to time determine (subject to standard co-insurance provisions) against loss or damage by fire and other risks of direct physical loss or damage covered by an all risks coverage endorsement.

(2)   The Lessee shall pay to the Lessor as Additional Rent hereunder the amounts of the premiums paid by the Lessor for the insurance coverage taken out and maintained by the Lessor pursuant to Subsection 6.01(1) hereof within ten (10) days after invoices therefor are rendered by the Lessor.

(3)   Notwithstanding any contribution by the Lessee to the Lessor's insurance premiums as provided in this Lease, no insurable interest is conferred upon the Lessee under policies carried by the Lessor. The Lessor shall in no way be accountable to the Lessee regarding the use of any insurance proceeds arising from any claim, and the Lessor shall not be obliged on account of such contributions to apply such proceeds to the repair or restoration of that which was insured, except as specifically provided in this Lease. Where the Lessee may desire to receive indemnity by way of insurance for any property, work or thing whatsoever, the Lessee shall insure the same for its own account and shall not look to the Lessor for reimbursement or recovery in the event of loss or damage from any cause, whether or not the Lessor has insured the same and recovered therefor. The Lessee expressly acknowledges and agrees that the Lessee is not relieved of any liability arising from or contributed to by its negligence or its wilful acts or omissions, notwithstanding any contribution by the Lessee to the Lessor's insurance premiums; provided however that all such insurance policies of the Lessor shall contain a waiver of subrogation rights which the Lessor's insurers may have against the Lessee and those for whom the Lessee is in law responsible.

Section 6.02   Improvements, Alterations and Additions by Lessee

(1)   The Lessee shall not make improvements to the said lands or alterations or additions to the improvements forming part of the demised premises without first obtaining the approval in writing of the Lessor to such improvements, alterations or additions and to the plans

and specifications therefor, such approval not to be unreasonably withheld.

(2)   In erecting and completing new improvements and in making alterations and additions to existing improvements, the Lessee will proceed with all due diligence and do all acts and things required by, and perform the work in conformity and in accordance with all applicable building, zoning and land use by-laws and with all applicable laws, orders, rules, regulations and requirements of all federal, provincial and municipal governments and agencies; and shall cause all such work to be done promptly and in a good and workmanlike manner, and in accordance with the plans and specifications therefor approved by the Lessor; and will properly supervise the work; and will keep the Lessor indemnified by insurance in amounts and with a company or companies satisfactory to and approved by the Lessor and granted in policies satisfactory to and approved by the Lessor against all claims in respect of or arising out of such work, such insurance to be in the names of both the Lessor and the Lessee as insured persons thereunder; and will generally and from time to time discharge all claims, assessments and outgoings now or at any time chargeable against the Lessor in respect of the said lands and the said improvements including Builders' Liens and claims under or in respect of the Workers' Compensation Act; and the Lessee shall observe all the provisions of this Lease relating to fire regulations and insurance policies.

(3)   If an improvement or part of an improvement to the demised premises consists of a sign or signs, or business facia, illuminated or otherwise, the lettering, style, design, wording, size, shape, quantity, type and location of such sign or signs, or business facia shall in each case be subject to the approval of the Lessor, which approval will not be unreasonably or arbitrarily withheld.

(4)   Before commencing any such work, the Lessee shall have:

(a)   furnished proof of the insurance required by Subsection 6.02(2) hereof.

(5)   The Lessee shall promptly pay all proper accounts for work done or materials furnished under all contracts which it has entered into relating to all such work and shall observe and perform all its obligations pursuant to such contracts, but this shall not prevent the Lessee from retaining any amounts claimed due which the Lessee's architect or engineer has not certified to be due, or which are properly and reasonably retained to secure the performance of any work or the correction of any defect or which in the opinion of the Lessee's architect or engineer are reasonably retained in anticipation of damages arising from any contractor's default, or which are required to be retained under provisions of the Builders' Lien Act.

Section 6.03   Independent Architect or Engineer

(1)   The Lessor may, at the Lessor's option, and at the expense of the Lessor, engage or retain independent architects or engineers for the purpose of viewing, examining, instructing

MEMORANDUM OF LEASE

and advising upon any and all work done under Section 6.02 hereof and generally with respect to the construction, reconstruction, repair or alteration of the said improvements, such architects or engineers to report directly to the Lessor. The Lessor and its agents and its architects and engineers shall at all times have the right to inspect the work and to protest to the Lessee or to its architect or engineer any default or noncompliance with the construction contract or this Lease, and the Lessee shall forthwith deal with such protest and remedy any default or non-compliance.

Section 6.04   Structural Repairs

(1)   The Lessor shall make structural repairs only to the perimeter walls and window units (excluding plate and other glass), the bearing structure and the foundation of the building forming part of the demised premises, including all costs which are, in accordance with generally accepted accounting principles, of a capital nature, and the roof except to the extent provided in Subsection 8.02(4) hereof, provided that any and all such repairs necessitated by fire or other casualty whatsoever shall be made only in accordance with the provisions of Article 21 hereof; and provided further that the Lessor shall not be required to make any such repairs necessitated by reason of any installations made by the Lessee or by reason of the wilful misconduct or negligence of the Lessee or its employees or agents or invitees, or by reason of any cause referred to in Section 36.01 hereof (except as provided in Article 21 hereof).

(2)   The Lessor shall be entitled to make such changes or additions to the demised premises as the Lessor may in its sole discretion deem necessary or desirable in the overall interest of the demised premises; PROVIDED, however, that the Lessor shall not thereby unreasonably interfere with the use and enjoyment of the demised premises, and shall make good any resulting damage to the demised premises.

(3)   For the purpose of this Section the Lessor shall have the right to enter into and upon and attach scaffolds or other temporary fixtures to or in the demised premises.

ARTICLE 7

REAL ESTATE TAXES, UTILITY AND OTHER CHARGES AND GST

Section 7.01

(1)   The Lessee will during the term hereof pay and discharge when due all taxes, rates, duties and assessments whatsoever (including without limiting the generality of the foregoing assessments for local or public improvements and school taxes and any taxes levied in lieu of a realty tax) that may be levied, charged, imposed or assessed on or against or in respect of or that may relate or be attributable or allocable to the demised premises and the improvements

thereon or forming a part thereof, or against any property brought thereon or any business conducted thereon by the Lessee or any of its subtenants, and every tax or licence fee payable in respect of any business carried on therein, or in respect of the occupancy of the demised premises by the Lessee or by any of its subtenants, whether such taxes, rates, duties, assessments or licence fees are charged by any municipal, school, ecclesiastical, parliamentary or other body and whether or not they are now existing or within the contemplation of the parties hereto, together with all charges for electric current, water, sewer, natural gas, telephone, teletype and other public and private utilities provided to or used upon or in respect of the demised premises, and any charges which the Lessor is required to pay for or in connection with any easement, lease or other use of a portion or portions of any adjoining lands providing access, ingress or egress or other facilities to or for the demised premises; and will indemnify and keep indemnified the Lessor and its property from and against payment of all loss, costs, charges and expenses occasioned by or arising from any and every such tax, rate, duty, levy, assessment, licence fee and charge or charges. The Lessee shall furnish to the Lessor receipts or other documents evidencing payment of the aforesaid items from time to time upon request.

(2)   If by law or regulation, or otherwise, any of the aforesaid impositions set forth in Subsection 7.01(1) hereof are made payable by the Lessor, or if the mode of collection such impositions should make the Lessor liable therefor instead of the Lessee, the Lessee shall repay to the Lessor the amount of such impositions within ten (10) days after the Lessor giving to the Lessee notice specifying the amount thereof. All such impositions shall be adjusted between the Lessor and the Lessee as of the date of commencement of the term of this Lease, whereby the Lessee shall bear the burden thereof from and including the date of commencement of the term of this Lease until the date of final termination of this Lease.

(3)   Prior to or after the commencement of the term of this Lease and prior to or after the commencement of each calendar year thereafter which commences during the term of this Lease, the Lessor may estimate or allocate the impositions to be payable under Subsections 7.01(1) and 7.01 (2) preceding, or any of them, for such ensuing calendar year (or, if applicable, a portion thereof) and notify the Lessee in writing of such estimate or allocation. The amount so estimated or allocated (which amount may be re-established from time to time during the period of payment) shall be payable by the Lessee to the Lessor in monthly instalments throughout such calendar year (or portion thereof), such instalments being payable on the same days as the monthly instalments of Basic Rent payable pursuant to Article 4 hereof. When the impositions for the calendar year or portion of the calendar year in question become finally determined, the Lessor shall recalculate the Lessee's share thereof. If the Lessee has overpaid its share of the impositions, the Lessor shall refund any excess paid, and if any balance remains unpaid, the Lessee shall pay such remaining balance within ten (10) days of the Lessor giving the Lessee notice specifying the amount thereof. The obligation of the parties to observe or perform this covenant shall survive the expiration or other termination of the term of this Lease.

(4)   In addition to the other payments to be made by the Lessee hereunder, the Lessee shall pay to the Lessor within ten (10) days after the Lessor giving to the Lessee notice specifying the amount thereof, an amount equal to any tax, duty, levy, assessment, rate or charge imposed or levied upon the Lessor, or imposed or levied upon the Lessee and required to be collected by the Lessor from the Lessee, which is computed having regard to or based in whole or in part, directly or indirectly, upon the Basic Rent or other amounts payable by the Lessee under this Lease, whether now existing or hereafter imposed by any governmental authority, including without limiting the generality of the foregoing any tax, duty, levy, assessment, rate or charge in the nature of or similar to a value-added tax, business-transfer tax, sales tax, goods and services tax or tax on consumption or any like tax payable pursuant to the Excise Tax Act, R.S.C. 1985, c. E-15 and amendments thereto, or other like legislation (but excluding any income or profits tax imposed or levied upon the Lessor by any authority whatsoever); and such amount shall be deemed not to be Rent but the Lessor shall have all the same rights and remedies for the recovery of any such amount as it has for the recovery of Rent under this Lease.

ARTICLE 8

MAINTENANCE AND OTHER OBLIGATIONS OF LESSEE

Section 8.01   Repair and Cleanliness

(1)   The Lessee shall at its own expense maintain and keep in neat, clean and sanitary condition and in good and substantial repair and condition the demised premises and all buildings, fixtures, equipment and improvements of whatsoever nature now or at any time during the term hereof situated on or forming part of the demised premises and used in connection therewith and will promptly make all needed repairs thereof; and without limiting the generality of the foregoing the Lessee shall keep the building forming part of the demised premises well painted (including the painting of all exterior door surfaces, all exterior railings and fences and all exterior door frameworks and all exterior walls), and shall keep the demised premises clean and in such a condition as a careful owner would in keeping with the nature of the business carried on by the Lessee and will, at all times, adequately heat the building forming part of the demised premises, and shall properly operate the heating and air conditioning systems and carry out the routine maintenance of the heating and air conditioning systems until the termination of this Lease and shall keep whole and in good order and protect all water and drain pipes, water closets, faucets, sinks and accessories thereto, within the Lessee's control, from frost during the winter and cold weather, and will keep at all times the same free from uncleanness or obstruction that may prevent the free and proper working thereof; provided that the Lessee shall not be required to make those repairs which are the Lessor's responsibility pursuant to Subsection 6.04(1) hereof or repairs necessitated by or due to the negligence or wilful misconduct of the Lessor or its agents. The Lessee shall cause all work done in connection with any repairs to be done promptly and in a good and workmanlike manner in accordance with plans and specifications previously approved by the

- 13 -

Lessor (acting reasonably), and with all applicable building, zoning and land use by-laws, and with all applicable laws, orders, rules, regulations and requirements of all federal, provincial and municipal governments and agencies. In addition, the Lessee will at its sole expense keep the Lessor indemnified by insurance in amounts and with companies satisfactory to the Lessor (acting reasonably) against all claims whatsoever arising out of the repair work, such insurance to be in the names of both the Lessor and Lessee as insured persons thereunder. In the event that the Lessee fails to repair, maintain or clean in accordance with the provisions hereof, the Lessor, its agents or contractors may, at any reasonable time, enter the demised premises and make the required repairs or do the required maintenance or cleaning and recover from the Lessee the cost thereof (including the cost of repairs, maintenance or cleaning required to be done after the Lessee vacates the demised premises at the end or sooner termination of the lease term), all such costs and charges to be deemed Additional Rent. In making such repairs or doing such maintenance or cleaning the Lessor may bring and leave upon the demised premises all necessary materials, tools and equipment, and the Lessor shall not be liable to the Lessee for any inconvenience, annoyance, loss of business, or any injury suffered by the Lessee by reason of the Lessor effecting such repairs, maintenance or cleaning.

(2)   The Lessee shall give to the Lessor prompt notice of any significant accident or damage to or defect in the plumbing, water pipes, heating or air conditioning apparatus, electrical equipment, conduits or wiring or any other part of the demised premises howsoever caused and any accident, damage or defect tending to affect adjacent premises adversely or to cause structural damage to the building forming part of the demised premises; PROVIDED that nothing herein shall be construed so as to require repairs to be made by the Lessor other than as may be required under Subsection 6.04(1).

Section 8.02   Other Maintenance

(1)   The Lessee at its own expense shall keep the sidewalks, parking areas, driveways and walkways forming part of the demised premises and the sidewalks and walkways immediately adjacent to the demised premises at all times clear of ice and snow, dirt and other debris and at its own expense shall properly maintain the landscaping of the lands forming part of the demised premises and shall cut the grass and keep down and control noxious weeds which may grow on the lands forming part of the demised premises and shall keep the yard clean and tidy and shall deposit all refuse in suitable containers and dispose of the refuse as necessary, all at its own expense.

(2)   The Lessee will at the Lessee's expense, repair or replace any damaged or broken plate and other glass in the demised premises irrespective of the cause of such damage or breakage except damage or breakage caused by the wilful misconduct or negligence of the Lessor or the Lessor's agents.

MEMORANDUM OF LEASE

(3)   The Lessee will protect the floors of the building forming part of the demised premises from damage by chemicals and other materials and substances used by the Lessee in the conduct of its business.

(4)   The Lessee will at its own expense be responsible for ongoing maintenance of the roof to a maximum of one thousand five hundred dollars ($1,500.00) per lease year.

(5)   The Lessee will pay the cost of all electric light bulbs, fluorescent tubes and ballasts used in or on the demised premises, including the cost of installation and replacement of them.

Section 8.03   Compliance with the Law

(1)   The Lessee will comply with the requirements of every applicable statute, law and ordinance, and with every applicable lawful regulation or order with respect to the removal of any encroachment caused by the Lessee, or with respect to the condition, equipment, maintenance, use or occupation of the demised premises, including the making of any alteration or addition thereto or in connection therewith, whether or not such alteration be structural or be required on account of any particular use to which the demised premises or part thereof may be put, and whether or not such requirement, regulation or order be of a kind now existing or within the contemplation of the parties hereto.

Section 8.04   Compliance with Insurance Policy Requirements

(1)   The Lessee shall comply with any applicable requirements under any policies of insurance, including without limitation fire insurance and liability insurance, by which the Lessor or the Lessee may be insured.

(2)   Immediately upon the occurrence of a fire or other loss the Lessee shall notify the Lessor thereof.

Section 8.05   Inspection and Access

(1)   It shall be lawful for the Lessor and its agents at all reasonable times during the term hereof to enter the demised premises to examine the condition thereof and the Lessee shall forthwith upon receipt of notice from the Lessor that certain repair or maintenance work is required commence such repairs or maintenance and diligently prosecute the same to completion.

(2)   The Lessor or its agents may enter and exhibit the demised premises to prospective tenants or purchasers of the demised premises during normal business hours during the term hereof, and may place upon the demised premises a notice, of reasonable dimensions

and reasonably placed, stating that the demised premises are for sale or to let which notice the Lessee shall not remove or obscure or permit to be removed or obscured, but the Lessor in exercising its rights hereunder shall proceed to the extent reasonably possible so as to minimize interference with the Lessee's use and enjoyment of the demised premises.

(3)   The Lessor or its agents may enter the demised premises at any time without notice to or the consent of the Lessee if the Lessor has reasonable grounds to believe that entry of the demised premises is necessary by reason of an emergency or that the Lessee has abandoned the demised premises.

Section 8.06   Liens

(1)   The Lessee shall forthwith pay off and cause to be discharged any builders' liens or similar liens that may be filed, registered or claimed against the said lands, the improvements thereon or the leasehold estate created hereby during the term of this Lease, by any person claiming by, from, through or under the Lessee or the Lessee's agents or contractors, provided that the Lessee may contest the validity of any such lien on giving the Lessor reasonable security to ensure payment and to prevent any sale, foreclosure or forfeiture of the said lands, the improvements thereon, the leasehold estate created hereby, or any estate therein by reason of such non-payment. Provided further that upon determination of the validity of any such lien the Lessee shall immediately pay any judgment in respect thereof rendered against the Lessee or the Lessor with all proper costs and charges including all costs and expenses incurred by the Lessor in connection with any such lien, and shall cause a discharge of such lien to be registered without cost to the Lessor.

Section 8.07   Surrender in Proper Condition on Expiration

(1)   The Lessee will at the expiration of the term hereof or a sooner termination of this Lease, peaceably surrender and yield up to the Lessor the demised premises with the appurtenances thereto in that same condition in which the Lessee is bound to maintain the demised premises during the term of this Lease.

Section 8.08   Insurance Placement by Lessee

(1)   The Lessee shall, commencing on the date the Lessee first takes occupancy of the demised premises for any purpose whatsoever, and throughout the term hereof, at its own expense, take out and keep in full force and effect, in the names of the Lessee and the Lessor as their respective interests may appear, the following:

     (a)   insurance on property which is installed in or upon the demised premises by or on behalf of the Lessee including, without limitation, improvements, alterations, additions, partitions, fixtures, heating, ventilating and air conditioning equipment serving the demised premises, anything in the nature of a leasehold improvement, and all building materials from time to time on the said lands in connection with the construction of improvements but not yet incorporated in the improvements, in an amount equal to not less than its full replacement cost, on a stated amount basis, against loss or damage by fire and other risks of direct physical loss or damage covered by an all risks coverage endorsement. The Lessee agrees that in the event of loss resulting in partial destruction of the building forming part of the demised premises, the proceeds of such insurance shall be utilized for the purpose of repairing or replacing improvements, alterations, additions and fixtures made or affixed to the demised premises by the Lessee, in accordance with the Lessee's obligations pursuant to Subsection 21.03(1) hereof;

(b)   public liability and property damage insurance, including but not limited to coverage for personal injury liability, occurrence property damage, blanket contractual liability, non-owned automobile liability and employer's liability or contingent employer's liability insurance, with respect to the demised premises and the Lessee's use thereof, coverage to include the activities and operations conducted by the Lessee and any other person performing work on behalf of the Lessee or any person for whom the Lessee is responsible in law. Such policies shall be written on a comprehensive basis with inclusive limits of not less than One Million ($1,000,000.00) Dollars for each occurrence or accident, or such higher limits as the Lessor, acting reasonably, requires from time to time, and shall contain a severability of interest clause and a cross liability clause protecting the Lessor against claims by the Lessee and others as if the Lessor were separately insured;

(c)   tenant's legal liability insurance against loss or damage by fire and other risks of direct physical loss or damage covered by an all risks coverage endorsement in an amount of not less than the full replacement cost of the building and other fixtures and improvements forming part of the demised premises; and

(d)   any other form or forms of insurance as the Lessor, acting as a prudent owner, may require from time to time, in amounts and for perils and risks required by the Lessor acting as a prudent owner.

(2)   All policies required to be written on behalf of the Lessee pursuant to this Section
8.08:

(a)   shall, if the subject matter of the insurance policy respects property or an interest regarding which it is not appropriate to designate the Lessor as an insured thereunder (whether named or unnamed), contain, in favour of the Lessor, a waiver of subrogation rights which the Lessee's insurers may have against the Lessor and against those for whom the Lessor is responsible in law, whether or not such damages are caused by the wilful misconduct or negligence of the Lessor or those for whom the Lessor is responsible in law;

(b)   shall be taken out with insurers acceptable to the Lessor, acting reasonably;

(c)   shall be in a form satisfactory from time to time to the Lessor, acting reasonably;

(d)   shall be non-contributing with, and shall apply only as primary and not as excess to, any other insurance available to the Lessor;

(e)   shall not be invalidated with respect to the interest of the Lessor by reason of any breach or violation of any warranties, representations, declarations or conditions contained in the policy; and

(f)   shall contain an undertaking by the insurers to notify the Lessor in writing, not less than thirty (30) days prior to any material change, cancellation or termination thereof.

(3)   The Lessee shall deliver to the Lessor proof of the insurance required pursuant to Section 8.08 hereof forthwith upon the coverage being obtained. At the request of the Lessor, the Lessee from time to time shall file with the Lessor copies of the current policies or certificates of insurance, and proof of renewal and payment of premiums, as the Lessor may require.

Section 8.09   Other obligations of Lessee concerning insurance

(1)   The Lessee agrees that it will not keep, use, sell or offer for sale upon the demised premises any article which may be prohibited by insurance policies in force from time to time covering the demised premises. In the event the Lessee's occupancy of, conduct of business in, or sale of any merchandise from or on, the demised premises, whether or not the Lessor has consented to the same, or any acts or omissions of the Lessee, causes any increase in premiums for the insurance carried from time to time by the Lessor with respect to the demised premises, the Lessee shall pay any such increase in premiums as Additional Rent hereunder within ten (10) days after invoices for such additional premiums are rendered by the Lessor. In determining whether increased premiums are a result of the Lessee's use or occupancy of the demised

premises, or the sale of any article therein or therefrom, a schedule issued by the organization setting the insurance rate on the demised premises showing the various components of such rates shall be conclusive evidence of the several items and charges which make up such rate. The Lessee shall promptly comply with all reasonable requirements of any underwriter association or of any insurer now or hereafter in effect pertaining to or affecting the demised premises.

(2)   If any insurance policy pertaining to the demised premises shall be cancelled, or shall be threatened by the insurer to be cancelled, or the coverage thereunder reduced, or threatened to be reduced in any way by the insurer, by reason of the use and occupation of the demised premises or any part thereof by the Lessee or any subtenant, concessionaire, licensee or occupant of the Lessee, and if the Lessee fails to remedy the conditions giving rise to cancellation, threatened cancellation, reduction of coverage or threatened reduction of coverage within forty eight (48) hours after notice thereof by the Lessor, the Lessor may, at its option, either:

(a)   re-enter the demised premises forthwith by leaving upon the demised premises a notice in writing of its intention to do so and thereupon the provisions of Article 14 hereof shall apply; or

(b)   enter upon the demised premises and remedy the condition giving rise to such cancellation, threatened cancellation, reduction or threatened reduction. The Lessee shall forthwith pay to the Lessor the costs of remedying such condition, on demand as Additional Rent. The Lessor shall not be liable for any damage or injury caused to any property of the Lessee or of others located on the demised premises as a result of such re-entry or entry, as the case may be.

Section 8.10   Use of Demised Premises

(1)   The Lessee covenants that the demised premises and appurtenances thereto and every part thereof and all improvements from time to time made in respect thereof in accordance herewith shall be used for the purpose only of a general office and the manufacturing and warehousing of plastic composites, and for no other purposes whatsoever except for such other purposes as the Lessor may give its consent in writing.

(2)   The Lessee will not commit or permit to be committed any waste or any nuisance on the demised premises or use or permit any part thereof to be used for any dangerous, noxious or offensive trade, occupation or business.

Section 8.11   Safes

(1)   The Lessee shall not place on the demised premises safes, except with the written

consent of the Lessor which consent shall not be unreasonably or arbitrarily withheld. PROVIDED that the Lessee shall at its sole expense repair all damage caused by or during the installation or removal of such equipment and shall indemnify and save harmless the Lessor against and from any damage or liability either directly or indirectly resulting from or during the installation, positioning, use or removal of such equipment.

Section 8.12   Overloading

(1)   If any damage is caused to the demised premises by any machinery, equipment, article or thing brought upon the demised premises by the Lessee, or by overloading including overloading by any safes, or by any act, neglect or misuse on the part of the Lessee or any of its servants, agents or employees or any person having business with the Lessee, the Lessee will forthwith repair such damage, or pay the cost of repair to the Lessor.

Section 8.13   Dangerous Articles

(1)   The Lessee shall not store or bring on the demised premises any articles of an inflammable or dangerous nature or any Hazardous Substance otherwise than in the ordinary course of the Lessee's business, and if any such articles are stored or brought on the demised premises the Lessee shall keep all such articles in safe and secure fire-resistant storage cabinets and shall in the use and storage of such articles comply with the regulations and requirements of any underwriter's association, insurer or governmental authority in effect pertaining to or affecting the demised premises. The Lessee shall keep and maintain on the demised premises all safety appliances required by the use of the demised premises. Nothing in this Section 8.13 shall relieve the Lessee from compliance with the requirements of Section 8.09 or Section 8.14 hereof.

Section 8.14   Hazardous Substances

(1)   Notwithstanding the use of the demised premises permitted in this Lease, the Lessee covenants and agrees not to permit the discharge or escape of any Hazardous Substance on or from the demised premises.

(2)   Notwithstanding the use permitted in this Lease, the Lessee shall, at its own cost and expense, comply with all laws and regulations from time to time in force relating to the Lessor, the Lessee, the business of the Lessee and the demised premises relating to Hazardous Substances and the protection of the environment and, if the Lessee shall, either alone or with others, cause the discharge or escape of any Hazardous Substance on or from the demised premises, the Lessee shall, at its own expense:

(a)   immediately give the Lessor notice to that effect and thereafter give the Lessor from time to time written notice of the extent and nature of the Lessee's

MEMORANDUM OF LEASE

compliance with the following provisions of this clause;

(b)   promptly remove the Hazardous Substance from the demised premises and neighbouring properties in a manner that conforms with all laws and regulations governing the movement of the same and remedy any damage to the demised premises and neighbouring properties caused by the discharge or escape of the Hazardous Substance or by the performance of the Lessee's obligations under this clause arising as a result of such occurrence;

(c)   if requested by the Lessor, obtain and provide to the Lessor at the Lessee's cost and expense the report of an independent consultant designated or approved by the Lessor verifying the complete and proper removal of the Hazardous Substance from the demised premises and neighbouring properties or, if such is not the case, reporting as to the extent and nature of any failure to do so.

(3)   If the Lessor has reasonable grounds to believe that the Lessee has brought or created upon the demised premises any Hazardous Substance or permitted the discharge or escape of any Hazardous Substance on or from the demised premises or to neighbouring properties, then the Lessor may require the Lessee from time to time at reasonable intervals during the term of this Lease and at the Lessee's own expense, to submit to the Lessor the report of an independent consultant designated or approved by the Lessor reporting as to the environmental condition of the demised premises, the extent and nature of any discharge or escape of any Hazardous Substance on or from the demised premises and the extent and cost of any work necessary to remove such Hazardous Substance from the demised premises and neighbouring properties.

(4)   If the Lessee shall bring or create upon the demised premises any Hazardous Substance or if the conduct of the Lessee's business shall cause there to be any Hazardous Substance upon the demised premises then, notwithstanding any rule of law to the contrary, such Hazardous Substance shall be and remain the sole and exclusive property of the Lessee and shall not become the property of the Lessor notwithstanding the degree of affixation of the Hazardous Substance to the demised premises and notwithstanding the expiry or earlier termination of this Lease.

(5)   The obligations of the Lessee hereunder relating to Hazardous Substances shall survive the expiry or earlier termination of this Lease save only that, to the extent that the performance of those obligations requires access to or entry upon the demised premises or other lands of the Lessor or any part thereof the Lessee shall have such entry and access only at such times and upon such terms and conditions as the Lessor acting reasonably may from time to time specify; and the Lessor may, at the Lessee's cost and expense, itself or by its agents, servants, employees, contractors and subcontractors, undertake the performance of any necessary work in

MEMORANDUM OF LEASE

order to complete such obligations of the Lessee; but having commenced such work, the Lessor shall have no obligation to the Lessee to complete such work.

ARTICLE 9

LIABILITY AND INDEMNITY OF LESSOR

Section 9.01

(1)   The Lessee shall, notwithstanding the provisions of Section 8.08 hereof, indemnify and save harmless the Lessor from any and all liabilities, damages, costs, claims, suits or actions growing out of:

(a)   any breach, violation or non-performance of any covenants, conditions or agreements in this Lease set forth and contained on the part of the Lessee to be fulfilled, kept, observed or performed;

(b)   any damage to property occasioned by the use and occupation of the demised premises or any part thereof, except for damage caused by the wilful misconduct or negligence of the Lessor or the Lessor's agents or employees; and

(c)   any injury to any person or persons, including death resulting at any time therefrom, occurring in or about the demised premises or any part thereof during the term of this Lease and arising from or occasioned by any cause whatsoever except for the wilful misconduct or negligence of the Lessor or the Lessor's agents or employees.

(2)   The Lessor shall not be liable or responsible in any way for:

(a)   any injury to the person of any nature whatsoever including death resulting at any time therefrom and including consequential damages resulting therefrom that may be suffered or sustained by the Lessee or any employee, agent, invitee, licensee or customer of the Lessee or any other person who may be in or upon the building or the said lands or the demised premises; or

(b)   any loss or damage whatsoever of or to any property belonging to the Lessee or to any employee, agent, invitee, licensee or customer of the Lessee, or to any other person while such property is in or on the building or the said lands or the demised premises or any consequential damages resulting therefrom; or

(c)   any loss, damage, or injury, whether direct or indirect, to persons or property or loss of income or revenue or consequential damages resulting from any failure, howsoever caused, in the supply of public utilities or other services provided to the demised premises or resulting from gas, steam, water, rain, snow, ice or other substances leaking, issuing or flowing from the gas, water, steam, sprinkler or drainage pipes or plumbing of the demised premises or from any other place, into any part of the demised premises or resulting from or attributable to the condition or arrangement of any electric or other wiring of the demised premises or resulting from construction, alterations or repairs, or caused by occupants of property adjacent to the demised premises or the public, or caused by any private, public or quasi-public work or for any defects in the demised premises or for non-repair (except repairs for which the Lessor is expressly responsible hereunder) or for any act or acts, whether of omission or commission, of the Lessee or any agent, employee or workmen in any way occupied or being engaged in or about the demised premises in any capacity whatsoever.

(3)   This Lease shall not be terminated, nor shall there be any abatement of Rent by reason of any loss or damage to the building or the demised premises or any improvements on the said lands except as provided in Article 21 hereof.


ARTICLE 10
LICENSES, ASSIGNMENTS AND SUBLETTING BY LESSEE


Section 10.01   Licenses, concessions, etc.

(1)   The Lessee shall not suffer or permit any part of the demised premises to be used or occupied by any persons other than the Lessee, any assignees or subtenants permitted under Section 10.02 and the employees of the Lessee and of any such permitted assignee or subtenant, or suffer or permit any part of the demised premises to be used or occupied by any licensee or concessionaire, or suffer or permit any persons to be upon the demised premises other than the Lessee, such permitted assignees or subtenants, permitted contractors under Section 6.02, and the employees, customers and others having lawful business with any of them respectively.

Section 10.02   Assignment and subletting

(1)   The Lessee shall not assign this Lease or sublet the whole or any part of the demised premises unless it shall have first requested and obtained the consent in writing of the Lessor thereto. Any request for such consent shall be in writing and shall be accompanied by a

true copy of any offer to take an assignment or sublease which the Lessee may have received as well as a copy of the proposed assignment or sublease including the financial terms of the proposed assignment or sublease, and the Lessee shall furnish to the Lessor all information available to the Lessee as to the business and financial responsibility and standing of the proposed assignee or subtenant.

(2)   The Lessor's consent to the Lessee's request for consent to assign or sublet shall not be unreasonably withheld and if such consent shall be given the Lessee shall assign, or sublet, as the case may be, only upon the terms submitted to the Lessor as aforesaid and not otherwise; provided, however, that no such assignment or subletting shall:

(a)   in any manner or extent release or relieve the Lessee from the performance or observance of any of its covenants or obligations hereunder, it being expressly agreed that the Lessee's covenants and obligations shall continue for the entire term of this Lease;

(b)   be made other than to responsible persons, firms, partnerships or bodies corporate;

(c)   be made to any person, firm, partnership, or body corporate for the purpose of using the demised premises for any business or use which is prohibited hereunder or which the Lessor is obliged to restrict by reason of conflict with any other lease or contract relating to the said lands or adjacent lands.

(3)   The Lessor's consent to any assignment or sublease shall not be or operate as a consent to any further assignment or sublease; and the Lessor's prior consent in writing shall be required for each and every assignment or sublease.

(4)   No assignment shall be valid unless the assignee shall expressly covenant and agree in writing with the Lessor and on terms and conditions acceptable to the Lessor to observe and perform all of the terms and conditions of this Lease on the part of the Lessee to be observed and performed, and unless the assignee shall also covenant and agree that Sections 10.01 and 10.02 hereof shall apply in their entirety to the assignment and to any further assignment.

ARTICLE 11

MORTGAGES BY LESSEE

Section 11.01

MEMORANDUM OF LEASE

(1)   The Lessee may not assign or sublet by way of mortgage, charge or other like encumbrance and may not otherwise mortgage or charge the leasehold estate granted to the Lessee by this Lease without the consent in writing of the Lessor first had and obtained, such consent not to be unreasonably withheld.

(2)   Every mortgage, charge or other like encumbrance of the leasehold estate granted to the Lessee by this Lease shall be made expressly subject to the rights of the Lessor under this Lease, and in particular to the right of the Lessor to acquire title to all improvements, alterations and additions as provided in Section 19.01 hereof.

ARTICLE 12

CONTESTED CLAIMS

Section 12.01

(1)   The Lessor shall, at the request and expense of the Lessee, and the Lessee shall have the right to contest or apply for reduction of the amount, legality or mode of payment of any taxes, rates, charges or assessments of any nature whatsoever, levied or charged in respect of the demised premises or of any statute, law, by-law, ordinance, regulation or order affecting the demised premises or the buildings, structures, fixtures, equipment and facilities thereon, upon the Lessee furnishing to the Lessor such security as the Lessor may deem necessary in the circumstances. Notwithstanding anything in this Lease to the contrary, in the event of such contest or application the Lessee shall not be deemed to be in default in payment of such taxes, rates, charges or assessments or in complying with such statutes, laws, by-laws, ordinances, regulations or orders until the outcome thereof is finally determined, provided that it shall be lawful to postpone such payment or such compliance until such time, provided further that such postponement of payment may only be made for so long as it will not and does not adversely affect the security or value of the Lessor's title and interest in the said lands. In addition, the Lessee shall have the right to intervene in any condemnation or expropriation proceedings, to defend and prosecute any claims and in general shall have the right to take any appropriate action to protect and enforce any rights or interest it may acquire by virtue of these presents. The Lessee shall pay all costs, interest and penalties which may result from any such contest, application or action, and shall give prompt notice of the commencement of any such contest, application or action to the Lessor. The Lessee shall facilitate any obligations which the Lessor may be required to perform by virtue of its interest in the demised premises and to assist the Lessor in making any claims for insurance monies, expropriation awards and other similar claims. To this end and for all purposes hereunder the Lessor and the Lessee shall enter into or join in the execution of any necessary instruments, and shall conduct any such contest, application or action with due diligence.

ARTICLE 13

MEMORANDUM OF LEASE

CHANGE OF CONTROL OF CORPORATE LESSEE

Section 13.01

(1)   DELETED

ARTICLE 14

QUIET POSSESSION AND FORFEITURE

Section 14.01

(1)   The Lessor covenants with the Lessee as follows:

(a)   That upon the Lessee paying the Rent hereby reserved and performing and observing the covenants hereinbefore on its part contained the Lessee shall and may peaceably possess and enjoy the demised premises for the term hereby granted without any interruption or disturbance from the Lessor or from any other person or persons lawfully claiming by, from or under it.

(2)   It is expressly agreed between the parties hereto that:

(a)   If and whenever:

(i)   the Lessee shall default in the payment of Rent or of any other sum required to be paid to the Lessor by any provision of this Lease and such default shall continue for five (5) days after notice thereof given by the Lessor to the Lessee; or

(ii)   the Lessee shall default in performing or observing any of its other covenants or obligations under this Lease, and the Lessor shall have given to the Lessee notice of such default, and at the expiration of five (5) days after the giving of such notice the default shall continue to exist (or, in the case of a default which cannot with due diligence be cured within a period of five (5) days, the Lessee shall fail to proceed promptly after giving of such notice to begin to cure the same); or

(iii)   the term hereby created shall be seized or taken in execution by any creditor of the Lessee; or

(iv)   the Lessee shall make an assignment for the benefit of creditors, or shall become bankrupt, or shall make application for relief under the provisions of any statute now or hereafter in force concerning bankrupt or insolvent debtors, or any action whatsoever legislative or otherwise be taken with a view to the winding-up, dissolution or liquidation of the Lessee; or

(v)   if the demised premises shall be abandoned or shall be used for any purpose other than the purposes authorized by Subsection 8.10 (1) of this Lease; or

(vi)   if the Lessee shall make a bulk sale of its goods or attempt to move its goods, chattels and equipment out of the demised premises other than in the ordinary course of its business; or

(vii)   if any goods, chattels or equipment of the Lessee shall be taken in execution or in attachment or if a writ of enforcement shall issue against the goods, chattels or equipment of the Lessee and remain unpaid for five (5) days;

then and in any of such cases the then current month's Rent together with the Rent for the three (3) months next ensuing shall immediately become due and payable as if by lapse of time and as if the same were Rent in arrears and the Lessor may immediately distrain for the same, together with any arrears then unpaid, and the Lessor may without notice or any form of legal process whatever forthwith re-enter upon the demised premises or any part thereof in the name of the whole, whereupon this Lease shall terminate forthwith, anything contained herein or in any statute or law to the contrary notwithstanding, provided however that such termination shall be wholly without prejudice to the right of the Lessor to recover arrears of Rent or damages for any antecedent breach of covenant on the part of the Lessee. Provided further that notwithstanding such termination the Lessor may subsequently recover from the Lessee all losses, damages, costs and expenses whatsoever suffered by reason of the Lease having been prematurely determined.

(b)   The Lessee waives and renounces the benefit of any present or future statute purporting to limit or qualify the Lessor's right to distrain and agrees with the Lessor that in any of the cases described in clause (a) of this paragraph (2) the Lessor in addition to the other rights hereby reserved to it shall: (i) have the right to enter the demised premises as agent of the Lessee either by force or otherwise without being liable for any prosecution therefor and to take possession of any goods or chattels whatsoever on the demised premises and to sell the same at public auction or private sale without notice and apply the proceeds of such sale on account of the Rent due or in satisfaction of the breach of any covenant or agreement herein contained and the Lessee shall remain liable for the deficiency, if any; and (ii) have the right to seize the goods and chattels of the Lessee at any place to which the Lessee or any other person may have removed them, and to sell the same, in the same manner as if they had remained and been distrained upon at the demised premises.

(c)   The Lessee agrees with the Lessor that in any of the cases described in clause (a) of this paragraph (2) and in addition to the other rights hereby reserved to the Lessor, or which the Lessor may have in law, the Lessor shall have the right to enter the demised premises as agent of the Lessee either by force or otherwise without being liable for any prosecution therefor and to re-lease or sublet, as the Lessee's agent, the demised premises or any part thereof, and to apply the proceeds of such re-leasing or subleasing on account of the Rent due or in satisfaction of the breach of any covenant or agreement herein contained and the Lessee shall remain liable for the deficiency, if any. The Lessee does hereby expressly constitute and appoint the Lessor as its agent for such purposes. The Lessee shall pay to the Lessor and the Lessor may deduct from the proceeds of such re-leasing or subleasing such reasonable expenses as the Lessor may incur in re-leasing or subleasing the demised premises including solicitors' fees on a solicitor-and-his-own-client basis and real estate commissions or brokerage and the expenses of keeping the demised premises in good order and condition and preparing the demised premises for re-leasing or subleasing and making any alterations or decorations in or to the demised premises which the Lessor may consider advisable and necessary for the purpose of re- leasing or subleasing them and any such alterations or decorations shall not operate or be construed to relieve the Lessee of its obligations or liabilities hereunder.

(3)   It is further agreed that:

(a)   No re-entry, forfeiture or termination of this Lease by the Lessor shall be valid against a mortgagee, chargee or other encumbrancer of the Lessee's estate herein whose mortgage, charge or encumbrance has been consented to by the Lessor pursuant to Article 11 hereof and who has filed with the Lessor written notice of his mortgage, charge or encumbrance and specified an address for service, within any City in the Province of Alberta (such mortgagee, chargee or holder of an encumbrance being hereinafter, in this Subsection 14.01(3), called "the mortgagee"), unless the Lessor shall first have given to the mortgagee notice of the default or contingency entitling the Lessor to re-enter, terminate or forfeit this Lease, and of the Lessor's intention to take such proceedings, and requiring the mortgagee to cure the default. The mortgagee shall thereafter have a period of ten (10) days within which to cure the default or contingency, if the same can reasonably be cured within such period, or within which to begin curing of the same if it cannot be reasonably cured within such period, and shall be permitted access to the said lands for the purpose. If the mortgagee so cures or begins and continues diligently to endeavour to cure such default or contingency it shall be entitled to continue as Lessee hereunder for the balance of the term remaining at the date of the notice of default, provided that it attorns as Lessee to the Lessor and undertakes to be bound by and to perform and observe the covenants of the Lessee in this Lease.

(b)   If this Lease shall be terminated as against the Lessee pursuant to the provisions of the immediately preceding paragraph (2) hereof, it shall be deemed nevertheless to continue in force between the Lessor and the mortgagee for the balance of the term remaining at the date of termination if the mortgagee shall observe the requirements of clause (a) of Subsection 14.01(3) hereof and shall within ten (10) days of the date of the notice referred to in such clause (a) attorn to the Lessor and undertake to be bound by and to perform and observe the covenants of the Lessee in this Lease.

(c)   Any re-entry, termination or forfeiture of this Lease made in accordance with the provisions of this Lease as against the Lessee shall be valid and effectual against the Lessee even though made subject to the rights of any mortgagee, chargee or encumbrancer of the Lessee's estate to continue as Lessee hereunder.

ARTICLE 15

CUMULATIVE REMEDIES; WAIVER

Section 15.01

(1)   The specific remedies to which the Lessor may resort under the terms of this Lease are cumulative and are not intended to be exclusive of any other legal or equitable remedies to which the Lessor may be entitled in the case of any breach or threatened breach by the Lessee of any covenant, agreement, term or provision of this Lease.

(2)   No waiver by the Lessor of any breach by the Lessee of any of its obligations, agreements or covenants hereunder shall be a waiver of any subsequent breach or of any other obligation, agreement or covenant, nor shall any forbearance by the Lessor to seek a remedy for any breach by the Lessee be a waiver by the Lessor of its rights and remedies with respect to such or any subsequent breach.

(3)   The subsequent acceptance of Rent hereunder by the Lessor shall not be deemed a waiver of any preceding breach of any obligation hereunder by the Lessee other than the failure to pay the particular Rent so accepted, and the acceptance by the Lessor of any Rent from any person other than the Lessee shall not be construed as a recognition of any rights not herein expressly granted, or as a waiver of any of the Lessor's rights, or as an admission that such person is, or as consent that such person shall be permitted to be, a subtenant of the Lessee or an assignee of this Lease. Nevertheless, the Lessor may accept Rent from any person occupying the demised premises at any time without in any way waiving any right under this Lease.

ARTICLE 16

INJUNCTION

Section 16.01

(1)   In addition to any other remedies provided in this Lease or otherwise available to the Lessor, the Lessor shall be entitled to obtain an injunction restraining any violation or attempted or threatened violation by the Lessee of the Lessee's covenants herein contained.

ARTICLE 17

SALE OR MORTGAGE BY LESSOR

Section 17.01

(1)   In the event of a sale or transfer or mortgage of, or the raising of funds charged upon, the said lands by the Lessor, this Lease may be assigned by the Lessor to the purchaser, transferee, or mortgagee, or any trustee for them (hereinafter severally and jointly, together with any purchaser from or successor to them, collectively called an "Encumbrancee").

(2)   In the event of any such sale or transfer or the assignment of this Lease or any interest of the Lessor therein, and to the extent the Encumbrancee has or does become bound by the covenants and obligations of the Lessor hereunder, the Lessor shall, without further written agreement, be relieved and released of liability accruing subsequent to the date of the transaction in respect of such covenants and obligations.

MEMORANDUM OF LEASE

(3)   In the event of any Encumbrancee duly going into possession of the said lands, the Lessee shall attorn to and become the Lessee of such Encumbrancee.

(4)   This Lease is subject and subordinate to the rights of any Encumbrancee and on request at any time and from time to time of the Lessor or an Encumbrancee the Lessee shall promptly execute and deliver any instrument or further assurance reasonably required to:

> (a)   postpone and subordinate this Lease to such Encumbrancee to the intent and effect that this Lease and all the rights of the Lessee shall be subject to the rights of such Encumbrancee as though the same existed prior to the making of this Lease; and

> (b)   attorn to the Encumbrancee, and become bound to the Encumbrancee, as Lessee of the demised premises for the then unexpired term of this Lease and upon the conditions herein contained.

(5)   No Encumbrancee shall have the right, power or authority by reason of any such postponement, subordination or attornment to disturb the Lessee's occupation and possession of the demised premises as long as the Lessee is not in default hereunder and complies with all of the covenants, terms and conditions hereof; and the Lessee shall not be required to postpone as aforesaid unless and until the Encumbrancee agrees in writing with the Lessee not to disturb the Lessee's occupancy under this Lease as long as the Lessee is not in default.

(6)   In the event of an Encumbrancee being a purchaser, such purchaser shall not by virtue of the provisions of this Section 17.01 acquire rights over the Lessee other than those of the Lessor.

(7)   It is further agreed that the Lessor may assign this Lease or the Rent hereunder to an Encumbrancee and notice to the effect signed by the Lessor shall be sufficient authority for the Lessee to pay the Rent, or such portion thereof as is assigned, to the Encumbrancee and the receipt of the Encumbrancee shall be a full and adequate discharge to the Lessee for such payments.

(8)   If any holder of any mortgage or mortgages or any charge resulting from any financing or re-financing, declaration of trust, debenture issue or any such other method of financing or re-financing now or hereafter in force against the said lands shall at any time require any change not of a substantial nature in any of the terms, covenants or provisions of this Lease, the Lessee agrees to the modification of this Lease to comply with the requirement of such holder, PROVIDED ALWAYS that there is no increase or reduction in the Basic Rent or Additional Rent or other monies to be paid hereunder, any increase or decrease in the length of the term hereby created and that such requirements do not impose undue burdens upon the Lessee and do not

involve alterations of substance of the covenants, provisos and agreements herein contained.

(9)   The Lessee shall promptly, whenever from time to time requested by the Lessor, execute an acknowledgment or certificate in favour of any actual or prospective purchaser, mortgagee or Encumbrancee of the Lessor's interest, acknowledging or certifying as to the status of this Lease, as to any modifications thereof, as to any breaches of covenant known to the Lessee and as to the state of the rent account, with the intent that any such acknowledgment or certificate may be relied upon by any person to whom it is addressed.

ARTICLE 18

TERMINATION OF LEASE

Section 18.01

(1)   Upon the termination of this Lease by effluxion of time but not otherwise the parties shall pro-rate, adjust, apportion and allow between themselves all taxes and utilities rates and other outgoings to the intent and purpose that the Lessee shall bear the burden thereof until it shall deliver up possession of the demised premises on the termination of the Lease or at the expiry of any holding over but not afterwards.

ARTICLE 19

IMPROVEMENTS AS PART OF LAND

Section 19.01

(1)   The Lessee covenants with the Lessor that all improvements, alterations and additions installed or constructed in or upon the demised premises by the Lessee during the term of this Lease shall become the absolute property of the Lessor forthwith upon installation or construction without payment therefor by the Lessor and shall remain in place at the expiration or sooner termination of this Lease.

(2)   The Lessee, if not in default hereunder, may (and if required by the Lessor, whether the Lessee shall be in default or not, shall) at the expiration of the term hereof remove all its trade fixtures and chattels and equipment from the demised premises. In either event, the Lessee shall make good any damage or injury caused to the demised premises by reason of such removal.

ARTICLE 20

MEMORANDUM OF LEASE

DEFAULT BY LESSEE

Section 20:01

(1)   In the event of default by the Lessee in performance of any of its obligations hereunder other than the payment of Rent, the Lessor may but shall not be obliged to perform the same and the amount of any expenditures made by the Lessor in connection therewith including reasonable solicitors' fees on a solicitor-and-own-client basis, shall be deemed to be Additional Rent payable hereunder on the date incurred, and shall be reimbursed to the Lessor by the Lessee on demand together with interest thereon at the rate set forth in Subsection 20.01(4) hereof from the date incurred until paid. The Lessor shall, however, be under no obligation to remedy any default of the Lessee, and shall not incur any liability to the Lessee for any act or omission in the course of its curing or attempting to cure any such default.

(2)   The Lessee will observe and perform all of its obligations in respect of assignments, subleases, agreements for tenancy, mortgages, charges and encumbrances of its leasehold interest and will not suffer or allow any such obligations to be in default, and if any such default shall occur the Lessor may, but shall not be obliged to, rectify such default for the account of the Lessee pursuant to the provisions of Subsection 20.01 (1) hereof, and may enter upon the said lands for such purpose, provided that no such entry shall be deemed to work a forfeiture or constitute a re-entry hereunder.

(3)   Each and every sum of money arising to be paid by the Lessee to the Lessor pursuant to any provision of this Lease, whether by way of indemnity or otherwise howsoever, shall, from and after the past due date for payment thereof, be deemed to be and be construed as rent and all rights and remedies available to the Lessor for the collection of rent in arrears may be resorted to by the Lessor for the collection thereof with interest and costs as provided in Subsection 20.01(4) hereof.

(4)   The Lessee shall pay to the Lessor interest on all Basic Rent and other payments required to be made to the Lessor hereunder at the rate of eighteen per cent (18%) per annum from the due date of payment until the same are fully paid and satisfied, and after as well as before judgment.

(5)   The Lessee shall pay and indemnify the Lessor against all reasonable legal costs and charges (including reasonable solicitors' fees on a solicitor-and-own-client basis) incurred by the Lessor in enforcing payment of the Basic Rent and other amounts payable by the Lessee under this Lease and in obtaining possession of the demised premises after default by the Lessee or upon the expiry or sooner termination of the term of this Lease or in enforcing any covenant or agreement of the Lessee herein contained.

ARTICLE 21

DESTRUCTION OF BUILDING

Section 21.01   Total destruction

(1)   In the event of the total destruction (as hereinafter defined) of the building forming part of the demised premises by fire, the elements or other cause or casualty, then in such event this Lease shall terminate with effect from the date when such destruction occurs. Thereupon the Lessee shall immediately surrender the demised premises and all its interest therein to the Lessor and the Lessee shall pay Rent only to the time of such destruction and the Lessor may re-enter and repossess the demised premises discharged of this Lease. Upon such termination, the Lessee shall remain liable to the Lessor for all sums accrued or accruing due to the Lessor pursuant to the terms hereof to the date of such destruction but the Lessor shall refund to the Lessee any prepaid sums in excess of sums accrued or accruing due to the Lessor as aforesaid. "Total destruction" shall mean such damage to the said building as renders the same unfit for use by the Lessee for the Lessee's business and which cannot reasonably be repaired within three (3) months of the date of destruction to the state wherein the Lessee could use substantially all of the said building for its business. The Certificate of the Lessor's architect certifying that "total destruction" has occurred shall be binding and conclusive upon the Lessor and the Lessee for the purposes hereof.

Section 21.02   Partial destruction

(1)   In the event of partial destruction (as hereinafter defined) of the building forming part of the demised premises by fire, the elements or other cause or casualty, then in such event, if the destruction is such that the building cannot be used for the Lessee's business until repaired, the Basic Rent only shall abate until the repairs have been made. If the destruction is such that the said building may be partially used for the Lessee's business while the repairs are being made, then the Basic Rent only shall abate in the proportion that the floor area of the part of the said building rendered unusable bears to the whole of the floor area of the said building, provided that if the part rendered unusable exceeds one-half (½) of the floor area of the said building there shall be a total abatement of Basic Rent only until the repairs have been made unless the Lessee, with the permission of the Lessor, in fact uses the undamaged part, in which case the Lessee shall pay proportionate Basic Rent for the part so used, in the proportion that the floor area of the part so used bears to the total floor area of the building. "Partial destruction" shall mean any damage to the said building less than total destruction, but which renders all or any part of the said building temporarily unfit for use by the Lessee for the Lessee's business. The Certificate of the Lessor's architect as to whether the whole or a part of the building is usable by the Lessee for the Lessee's business and certifying to the extent of the part which is so usable shall be binding and conclusive upon both the Lessor and the Lessee for the purposes hereof.

MEMORANDUM OF LEASE

Section 21.03   Restoration

(1)   In the event of partial destruction as hereinbefore defined in the events hereinbefore mentioned, the Lessor covenants with the Lessee to restore the said building to substantially the condition the same was in immediately before such partial destruction occurred (excepting reasonable wear and tear and improvements, damages or repairs for which the Lessee is responsible hereunder) as soon as is reasonably practicable and in any event within three (3) months after the occurrence of such partial destruction unless prevented by strike, inclement weather or other causes beyond the Lessor's control; PROVIDED that the repair or replacement of improvements, alterations, additions and fixtures made or affixed to the demised premises by the Lessee prior to such partial destruction shall be the responsibility of the Lessee.

Section 21.04   Demolition

(1)   Notwithstanding the foregoing provisions concerning total or partial destruction of the building forming part of the demised premises, in the event of total or partial destruction of the building to such a material extent or of such a nature that in the opinion of the Lessor the building must be or should be totally or partially demolished, whether to be re-constructed in whole or in part or not, then the Lessor may, at its option (to be exercised within one hundred twenty (120) days from the date of destruction) give notice to the Lessee that this Lease is terminated with effect from the date stated in the notice. If the Lessee is able effectively to use the said building after destruction, such stated date shall not be less than thirty (30) days from the date of the notice. If the Lessee is unable effectively to use the said building after the destruction, the date given in the notice shall be the date of destruction. Upon such termination the Lessee shall immediately surrender the demised premises and all its interest therein to the Lessor and the Rent shall abate and be apportioned to the date of termination and the Lessee shall remain liable to the Lessor for all sums accrued due pursuant to the terms of this Lease to the date of termination. The Certificate of the Lessor's architect as to whether the building can or cannot be effectively used by the Lessee shall be binding and conclusive upon both the Lessor and the Lessee for the purposes hereof.

Section 21.05   Damages

(1)   In no case of total or partial destruction of the building forming part of the demised premises shall the Lessee have any claim upon the Lessor or those for whom the Lessor is in law responsible for any damages sustained by the Lessee. Nothing in this paragraph shall be construed, however, as relieving the Lessor from liability for damages caused by the negligence or wilful misconduct of the Lessor, provided that the provisions of Subsection 9.01(2) hereof shall prevail.

Section 21.06   Uninsured destruction

MEMORANDUM OF LEASE

(1)   Notwithstanding the foregoing provisions, if any cause or occurrence of partial destruction of the building forming part of the demised premises is not fully insured against under the insurance required to be maintained by the Lessor pursuant to the terms of this Lease, or the Lessor is unable to recover the full amount of the loss from its insurers (subject to any deductible agreed to by the Lessor), or if the Lessor shall be unable to obtain all permits and regulatory approvals necessary in order to carry out the repair or rebuilding of the partial destruction or if any mortgagee of the demised premises for the time being should not permit the use of the insurance proceeds for the repair or rebuilding, then the Lessor shall not be under any obligation to repair or rebuild, and in each such case this Lease shall, at the option of the Lessor, terminate upon the Lessor giving thirty (30) days' notice to the Lessee, not later than one hundred twenty (120) days from the date of any such partial destruction.

Section 21.07   <u>Wilful Misconduct or negligence of Lessee</u>

(1)   In any of the cases of total or partial destruction of the demised premises the Lessee shall pay for such destruction if the same is attributable to the wilful misconduct of the Lessee and if such destruction is attributable to the negligence of the Lessee, the Lessee shall pay for such destruction, less any amount realized by the Lessor from its insurers under any policy of insurance relating to such destruction. In the case of wilful misconduct or negligence of the Lessee, notwithstanding anything herein otherwise contained, there shall be no abatement of Basic Rent.


ARTICLE 22

<u>FIRST REFUSAL TO LEASE</u>


Section 22.01

(1)   Subject as hereafter provided, the Lessor shall during the principal term of this Lease and any renewal term, if duly exercised or taken hereunder, grant to the Lessee the right of first refusal to lease the lands described in Schedule "B" annexed hereto and made a part hereof (the "other premises") at such rent and on such terms and conditions as the Lessor is willing to grant to or accept from any other bona fide arm's length party, the Lessee to have forty-eight (48) hours within which to notify the Lessor in writing of its acceptance of each such offer to lease, that time to run from the time the Lessee receives written notice of such offer from the Lessor. If the Lessee should fail to exercise this right of first refusal in the manner aforesaid, the Lessor shall be at liberty to lease the other premises to the other party on the terms offered to the Lessee, and if the other premises are not leased to such other party or if the lease to such other party terminates for any reason during the principal term of this Lease or any renewal term (if duly

exercised or taken), the Lessee shall again, and so often as the same shall occur, have the right of first refusal of all further and other offers to lease the other premises received or made by the Lessor during the principal term of this Lease and any renewal term (if duly exercised or taken), exercisable in the manner above provided.

ARTICLE 23

NET LEASE

Section 23.01

(1)   It is the intention of the parties hereto that this Lease shall be a fully net lease, and that the Basic Rent provided to be paid to the Lessor hereunder shall be net to the Lessor, and shall yield to the Lessor the entire such Basic Rent during the full term of this Lease without abatement for any cause whatsoever (except only as provided in Section 4.06 hereof), and that all costs, expenses and obligations of every kind and nature whatsoever relating to the demised premises, whether or not herein referred to and whether or not of a kind now existing or within the contemplation of the parties hereto (but excluding any tax or taxes imposed or levied by any authority whatever on the income of the Lessor) shall be paid by the Lessee, except only as otherwise expressly provided in this Lease.

ARTICLE 24
LESSOR'S APPROVALS

Section 24.01

(1)   All reasonable legal fees and disbursements on a solicitor-and-own-client basis incurred by the Lessor relating in any way to any consents or approvals requested from the Lessor under this Lease shall be paid by the Lessee.

ARTICLE 25

EXPROPRIATION

Section 25.01

(1)   If at any time during the term of this Lease title is taken by the right or exercise of a condemnation or expropriation to the whole or a portion of the demised premises, the Lessor may, at its option, terminate this Lease upon giving to the Lessee ninety (90) days' notice of termination, or this Lease may be deemed terminated by operation of law, as the case may be.

MEMORANDUM OF LEASE

Upon such termination the Lessee shall immediately surrender the demised premises and all its interest therein to the Lessor, or to the expropriating authority as the law and circumstances may require, and the Rent shall abate and be apportioned to the date of termination and the Lessee shall forthwith pay to the Lessor the apportioned Rent. The Lessee shall have no claim upon the Lessor for the value of the unexpired term of this Lease, but the parties shall be entitled separately to advance their claims for compensation for the loss of their respective interests in the demised premises and the parties shall each be entitled to receive and retain such compensation as may be awarded to each respectively. If an award of compensation made to the Lessor specifically includes an award for the Lessee, the Lessor will account therefor to the Lessee.

ARTICLE 26

NOTICES

Section 26.01

(1)   Whenever under the provisions hereof any notices, demands or requests are required to be given by either party to the other such notice, demand or request may be sent by prepaid registered mail and in such case shall be deemed to have been served on the date of delivery as indicated on the instrument of confirmation of delivery, to the Lessor at:

> P.O. Box 138
> Bowen Island, British Columbia
> V0N 1G0

and to the Lessee at the following address:

> 14604 - 115A Avenue
> Edmonton, Alberta
> T5M 3C5

provided however that such addresses may be changed upon fifteen (15) days' written notice, by either party to the other.

ARTICLE 27

OVER-HOLDING

Section 27.01

(1)   If at the expiration of the term of this Lease the Lessee shall hold over for any reason, the tenancy of the Lessee thereafter shall be from month to month only, and shall be subject to all terms and conditions of this Lease, except as to duration, in the absence of written agreement to the contrary. Provided that nothing in this paragraph contained shall be construed as in any way limiting Subsection 8.07(1) hereof or actions or remedies by law provided for expulsion of the Lessee or for damages occasioned by the Lessee's holding over.

ARTICLE 28

SUCCESSORS AND ASSIGNS

Section 28.01

(1)   The word "Lessor" wherever it occurs herein shall mean and extend to and include the Lessor, its successors and assigns; and the word "Lessee" shall mean and extend to and include the Lessee, its successors and permitted assigns.

ARTICLE 29

SEVERABILITY

Section 29.01

(1)   If any term, covenant or condition of this Lease, or the application thereof, to any person or circumstance shall to any extent be invalid or unenforceable, the remainder of this Lease or the application of such term, covenant or condition to persons or circumstances other than those as to which it is held invalid or unenforceable shall not be affected thereby and each term, covenant and condition of this Lease shall be valid and be enforced to the fullest extent permitted by law.

ARTICLE 30

JOINT AND SEVERAL LIABILITY

Section 30.01

(1)   Wherever in this Lease and the covenants, provisos, conditions and agreements thereof there are words referring to the Lessee which impart the singular number, they shall, if there be more than one party Lessee to the Lease, be read and construed as applied to each of the Lessees, and to their respective heirs, executors, administrators, successors and permitted assigns; and all of the said covenants, provisos, conditions and agreements herein contained shall be, and shall be construed and held to be, several as well as joint.

ARTICLE 31

LANDLORD AND TENANT RELATIONSHIP

Section 31.01

(1)   Nothing contained herein shall be deemed or construed by the parties hereto, nor

by any third party, as creating the relationship of principal and agent (except as herein expressly provided), or of partnership, or of joint venture between the parties hereto, it being understood and agreed that neither the method of computation of Rent nor any other provision contained herein, nor any acts of the parties herein, shall be deemed to create any relationship between the parties other than the relationship of landlord and tenant.

ARTICLE 32

TIME

Section 32.01

(1)   Time shall be of the essence hereof.

ARTICLE 33

AMENDMENT

Section 33.01

(1)   This Lease shall not be modified or amended except by an instrument in writing signed by the parties hereto or by their successors or assigns.

ARTICLE 34

ENTIRE AGREEMENT

Section 34.01

(1)   This Lease contains the entire agreement between the parties and the parties do so admit so that they shall be forever estopped from asserting that there is any condition precedent or warranty of any nature whatsoever or any collateral warranty or covenant whatsoever to this Lease which is not expressly set forth herein.

ARTICLE 35

GOVERNING LAW

Section 35.01

(1)   This Lease shall be governed by the laws of the Province of Alberta.

MEMORANDUM OF LEASE

ARTICLE 36

FORCE MAJEURE

Section 36.01

(1) Notwithstanding anything herein to the contrary, neither the Lessor nor the Lessee shall be deemed in default with respect to the performance of any of the terms, covenants and conditions of this Lease, if the default shall be due to any civil commotion, war-like operation, invasion, rebellion, hostilities, military or usurped power, sabotage or Acts of God.

ARTICLE 37

ACCEPTANCE OF LEASE

Section 37.01

(1) The Lessee does hereby accept this Lease of the above described lands, to be held by it as tenant, and subject to the conditions, restrictions and covenants above set forth.

IN WITNESS WHEREOF the parties hereto have executed these presents (witnessed as to parties corporate by the hands of their respective officers duly authorized in that behalf) as of the day and year first above written.

N.G. CAMPBELL HOLDINGS LTD.

Per: Ellen M. Campbell

Ellen M. Campbell, Vice-President

RESIN SYSTEMS INC.

Per: ____________________

MEMORANDUM OF LEASE

SCHEDULE "A" OF LEASE MADE AS OF THE 1ˢᵗ DAY OF FEBRUARY, 2002, BETWEEN N.G. CAMPBELL HOLDINGS LTD. AS THE LESSOR AND RESIN SYSTEMS INC. AS THE LESSEE.

The demised premises

The lands and premises hereby leased consist of that certain parcel or tract of land lying and being in the City of Edmonton, in the Province of Alberta, and legally described as follows:

> PLAN 7621692
> BLOCK 7
> LOT 15B
> EXCEPTING THEREOUT ALL MINES AND MINERALS

and the improvements and fixtures presently forming part of the said land, but excepting and excluding any railway spur line adjoining or providing railway access to the said land and excepting and excluding any right of use or benefit or other rights in respect of any such railway spur line.

SCHEDULE "B" OF LEASE MADE AS OF THE 1ˢᵗ DAY OF FEBRUARY, 2002, BETWEEN N.G. CAMPBELL HOLDINGS LTD. AS THE LESSOR AND RESIN SYSTEMS INC. AS THE LESSEE.

The other premises

That certain parcel or tract of land lying and being in the City of Edmonton, in the Province of Alberta, and legally described as follows:

> PLAN 7621692
> BLOCK 7
> LOT 15A
> EXCEPTING THEREOUT ALL MINES AND MINERALS

and the improvements and fixtures presently forming part of the said land, but excepting and excluding any railway spur line adjoining or providing railway access to the said land and excepting and excluding any right of use or benefit or other rights in respect of any such railway spur line.